06008639

AB 3/31/06

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR 01 2006 SEC MAIL PROCESSING SECTION 209 WASH, D.C.

SEC FILE NUMBER
8-21570

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Vanguard Marketing Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Vanguard Boulevard
(No. and Street)

Malvern (City) PA (State) 19355 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Higgins 610-669-1000 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name - if individual, state last, first, middle name)

Two Commerce Square; Suite 1700; 2001 Market Street; Philadelphia, PA 19103
(Address) (City) (State) (Zip Code)

PROCESSED JUN 12 2006 THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KH 6/9/06

Affirmation

I, Thomas J. Higgins, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Vanguard Marketing Corporation for the year ended December 31, 2005, are true and correct. I further affirm that neither the Corporation nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Thomas J. Higgins

CFO & Comptroller
Title

Susan L. Stapleton
Notary Public

Notarial Seal
Susan L. Stapleton, Notary Public
Tredyffrin Twp., Chester County
My Commission Expires Apr. 22, 2007
Member, Pennsylvania Association Of Notaries

Vanguard Marketing Corporation
(a wholly-owned subsidiary of
The Vanguard Group, Inc.)

Statement of Financial Condition

December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Auditors

To the Board of Directors and Stockholder of
Vanguard Marketing Corporation

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Vanguard Marketing Corporation (the "Corporation") at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
February 24, 2006

VANGUARD MARKETING CORPORATION
(a wholly-owned subsidiary of
The Vanguard Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

	December 31, 2005
ASSETS	
Cash	$ 8,565,385
Receivable from clearing broker	1,887,800
Securities owned, at fair value	37,053
Other assets	276,385
Total assets	$ 10,766,623
LIABILITIES AND SHAREHOLDER'S EQUITY	
Liabilities:	
Securities sold, not yet purchased, at fair value	$ 329,838
Due to The Vanguard Group, Inc.	4,511,970
Income taxes payable	1,141,208
Total liabilities	5,983,016
Shareholder's equity:	
Common stock ($.10 par value, 1,000 shares authorized, issued and outstanding)	100
Additional paid-in capital	3,499,900
Retained earnings	1,283,607
Total shareholder's equity	4,783,607
Total liabilities and shareholder's equity	$ 10,766,623

The accompanying notes are an integral part of this financial statement

VANGUARD MARKETING CORPORATION
(A wholly-owned subsidiary of
The Vanguard Group, Inc.)

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2005

NOTE 1 - ORGANIZATION AND OPERATIONS:

The Vanguard Group, Inc. ("Vanguard"), the parent company, initially formed Vanguard Marketing Corporation ("the Corporation"), a Pennsylvania corporation, to facilitate compliance with regulatory requirements of certain states in which shares of the funds in The Vanguard Group of Investment Companies are offered. The Corporation is a registered broker-dealer and member of the National Association of Securities Dealers, Inc. The Corporation also provides brokerage services as the introducing broker to customers of Vanguard, under the name Vanguard Brokerage Services. The Corporation acts solely in an agency capacity and does not buy or sell securities for its own account. Under the terms of an agreement, Pershing LLC, a subsidiary of The Bank of New York ("Pershing"), serves as the fully disclosed clearing broker for the Corporation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation:

The financial statements of the Corporation are prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the amounts reported in the financial statement and related disclosures. Actual results could differ from those estimates.

Principal securities transactions are executed solely to facilitate customer trade orders. Such transactions, along with the related profit and loss are recorded on a trade date basis.

Income Taxes:

The Corporation's taxable income is included in the consolidated federal income tax return of Vanguard. The Corporation's federal income tax liability is facilitated through a tax sharing agreement with Vanguard.

Fair Value of Financial Instruments:

Substantially all of the Corporation's financial instruments are carried at fair value or amounts that approximate fair value.

NOTE 3 – SECURITIES OWNED AND SOLD, NOT YET PURCHASED:

Securities owned and securities sold, not yet purchased consist of securities valued at fair value. At December 31, 2005, securities consisted of:

	Owned	Sold, Not Yet Purchased
Municipal obligations	$ 0	$ 50,660
Corporate obligations	1,867	278,250
Shares of mutual funds	35,186	928
	$ 37,053	$ 329,838

NOTE 4 - RELATED PARTY TRANSACTIONS:

The Corporation performs marketing and distribution services for certain affiliated mutual funds. Costs associated with the performance of these services are allocated by Vanguard to the Corporation in the period they are incurred. Pursuant to an agreement, revenues in an amount equal to those costs are also allocated to the Corporation by Vanguard.

The Corporation is reimbursed by Vanguard for any brokerage commissions and fees that are discounted or waived at the request of Vanguard or other affiliate.

On February 28, 2005 and May 20, 2005, Vanguard contributed additional capital to the Corporation in the amounts of $2,000,000 and $500,000, respectively.

NOTE 5 - NET CAPITAL REQUIREMENTS:

The Corporation is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Corporation had net capital of $4,423,829 which was $4,046,951 in excess of its required net capital of $376,878. The Corporation's ratio of aggregate indebtedness to net capital was 1.28 to 1. Pursuant to Rule 15c3-3(k)(2)(ii) under the Securities and Exchange Act of 1934 the Corporation is exempt from the provisions of Rule 15c3-3 as all securities transactions for customers are cleared on a fully disclosed basis through Pershing. The Corporation promptly transmits all customer funds and securities to Pershing on a timely basis.

NOTE 6 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK:

The Corporation clears all of its securities transactions through Pershing on a fully disclosed basis. The Corporation is responsible for certain losses associated with transactions with the clearing broker, including losses related to failure of customers to meet contractual margin debt requirements. The Corporation seeks to control the risk of loss by requiring customers to maintain margin collateral in compliance with various guidelines. The Corporation monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary. At December 31, 2005, total margin debt was $105,183,252 with no reserve deemed necessary by the Corporation. These transactions are collateralized by securities with a market value of $1,487,312,174 at December 31, 2005.

NOTE 7 - INCOME TAXES:

As of December 31, 2005, deferred tax assets resulting from deductible temporary differences were $97,700. Deductible temporary differences resulted from capital losses on securities transactions executed to facilitate customer trade orders. The Corporation has provided a valuation allowance of $97,700 at December 31, 2005, related to deferred tax assets that in management's opinion are not likely to be for realized tax purposes.

NOTE 8 – CONTINGENCIES:

In the normal course of business, Vanguard and the Corporation may provide general indemnifications pursuant to certain contracts and organizational documents. The maximum exposure under these arrangements is dependent on future claims that may be made against the Corporation and, therefore, cannot be estimated; however, based on experience, the risk of loss from such claims is considered remote.